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                                Brown Group, Inc.
                 8300 Maryland Avenue, St. Louis, Missouri 63105


                                [March 18, 1996]

To Our Shareholders:

         In 1986, your Board of Directors adopted a Shareholder Rights Agreement in order to protect shareholders against takeovers that involve abusive tactics or do not provide fair value. That plan expires this year, and on March 7, 1996 your Board of Directors decided to continue its protection in place by adopting a replacement plan. This letter describes the Board's reasons for that action. A summary of the Rights issued under the plan is enclosed.

         Over 1,600 U.S. and Canadian publicly-held companies currently have similar plans. The Board considers the plan to be an appropriate means to protect both your equity investment in the Company and the full value of that investment.

         The plan allows your Board to represent the interests of the shareholders of the Company effectively in the event of an unsolicited attempt to acquire the Company, including a low price offer which does not provide full value to shareholders. The purpose of the Rights is to encourage a potential acquiring person to negotiate with the Board of Directors. We are not aware of any effort to acquire control of the Company.

         The plan is not intended to prevent a takeover of the Company on terms fair and beneficial to the shareholders. It may, however, deter an attempt to acquire the Company in a manner or on terms that the Board deems not to be in the best interests of the shareholders. The plan is designed to deal with the very serious problem of a takeover attempt that deprives the Company's Board and its shareholders of any real opportunity to determine the destiny of the Company.

         The Board was aware when it approved continuation of a Rights Plan in effect that some people have advanced arguments that such plans deter legiti-mate acquisition proposals. The Board carefully considered those views and concluded that such arguments are speculative and unconvincing and certainly do not justify leaving shareholders with less effective protection against unfair treatment by an acquiror who, after all, would be seeking to further its own interests, and not yours. The Board believes that the plan represents a sound, reasonable and appropriate means of addressing the complex issues of corporate policy developed as a response to the threat of abusive takeover tactics and the under-valued price of the Company's shares.

         The plan does not in any way weaken the financial strength of the Company or interfere with the Company's business plans. The issuance of Rights under the plan does not have a present dilutive effect, will not affect reported earnings per share, is not taxable to you or the Company under current federal income tax laws, and will not change the way in which the Company's shares of Common Stock are traded. If the Rights should become exercisable, shareholders, depending on then-existing circumstances, may recognize taxable income at that time.

         The Rights issued under the plan are described in the attached summary. (A copy of the Rights Agreement is available free of charge from the

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Company.)  Shareholders need not take any action at this time, however.  The
Rights trade automatically with the Company's Common Stock.

         In conclusion, your Board believes the Shareholder Rights Plan represents a sound and reasonable means of providing shareholder protection against takeovers that do not provide fair value. An extended and costly restructuring program has now been completed, and your Board and management are enthusiastic about the potential for your Company. We are committed to serving the best interests of its shareholders. Accordingly, we feel this Shareholder Rights Plan will help preserve for you the long-term value of your investment in the Company.

Sincerely yours,


B.A. Bridgewater, Jr.